                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of  May 1999

                       International Uranium Corporation
                (Translation of registrant's name into English)

    Independence   Plaza, Suite 950, 1050 Seventeenth Street, Denver, CO 80265
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F    X            Form 40-F
                            ------                    -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No    X
                      -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ----------------.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                       International Uranium Corporation
                                  (Registrant)

Date:  May 27, 1999               By:       /s/  Earl E. Hoellen
       ------------                  -----------------------------------
                                            Earl E. Hoellen, President

REPORT TO SHAREHOLDERS


International Uranium Corporation (the "Company") continued to successfully develop its alternate feed business through the first six months of fiscal year 1999. This contrasted with a re-evaluation of the Company's mining operations and a $3.46 million write-down of ore stockpiles due to weakened commodity prices, resulting in a net loss of $3,788,029 through the period ending March 31, 1999. Details on the Company's financial performance are discussed below.

Through March 31, 1999, the Company received and successfully processed for uranium recovery and disposal approximately 41,000 tons of uranium-bearing soil materials excavated from the Ashland 2 former defense site near Buffalo, New York. The Ashland 2 site, as well as other former defense sites, are being remediated by the U.S. Army Corps of Engineers under the Formerly Utilized Sites Remedial Action Program ("FUSRAP"). There are potentially millions of tons of uranium-bearing soils and materials located at these FUSRAP sites. The Company generally receives a recycling fee in addition to retaining the uranium recovered from processing these materials. The Company continues to believe that the processing of these FUSRAP materials through the White Mesa Mill (the "Mill") will be a major contributor to the Company's earnings in the future. To that end, the Company has recently been awarded a contract to recycle material from the Ashland 1 FUSRAP site. The Ashland 1 project could provide over 100,000 tons of material for processing at the Mill.

In addition to the pursuit of FUSRAP materials, the Company continues to develop other commercial sources of uranium-bearing alternate feeds to process for uranium recovery. During the second fiscal quarter, the Company continued to receive deliveries of alternate feeds from another uranium processor under a long-term arrangement and commenced processing this material for uranium recovery. While the Company will not receive a processing fee for this particular alternate feed, it does anticipate producing uranium from these materials at a cost less than current market prices, which will then be sold in later periods. It is anticipated that this material will be processed throughout most of the third fiscal quarter.

The Company processes alternate feeds under the auspices of the Nuclear Regulatory Commission ("NRC"). The State of Utah has challenged the Company's right to process certain alternate feeds, in particular FUSRAP materials. In February, the Company received a favorable ruling from the Atomic Safety and Licensing Board regarding its right to process FUSRAP alternate feeds. Utah has appealed this decision to the full NRC Commission. This appeal is currently pending. While litigation is never certain, the Company remains confident that the NRC Commissioners will also rule in favor of the Company, which is expected to occur later this summer. Therefore, the Company remains optimistic that it will be successful with the development of its alternate feed business, although considerable personnel and outside legal resources will continue to be required in order to do so. These costs to date have been reflected in the general and administrative costs referred to below.

The Company continued to produce uranium/vanadium ore from its Sunday Mine Complex during the quarter. As of March 31, 1999, the Company had mined and stockpiled 74,000 tons of ore containing approximately 350,000 pounds of recoverable U308 and 2,000,000 pounds of recoverable V205. Production from the Sunday Mine during this fiscal year has exceeded forecasted levels. However, the Company anticipates discontinuing operations at the Sunday Mine during the third quarter, primarily because of weak commodity prices. The Company had previously discontinued mining operations at the Rim Mine and development of the Topaz Mine for this same reason. The Company will continue to evaluate market conditions and could restart these operations, if warranted. The Company is currently planning to commence processing the uranium/vanadium ores in June, after completing the current alternate feed run. Based on projected ore stockpile levels, it is anticipated that this conventional mill run will continue through October.

The Company continued its licensing efforts for the Reno Creek in situ leach project during the second quarter. The successful conclusion of these activities is anticipated by the end of calendar year 1999, although the project is not expected to be put into production for several years. The Gurvan Saihan Joint Venture, the Company's uranium development and exploration program in Mongolia, will continue to conduct limited exploration work during 1999, focusing on data analysis and production cost modeling for future mining operations.

Uranium spot market prices recovered slightly since the start of the fiscal year on increased spot and long-term demand. Prices started the year at $9.70 per pound U3O8, fell to $8.75 in December, but ended the quarter at $10.85 per pound. The most significant industry event occurred during March, when three western companies and the commercial arm of Russia's Ministry of Atomic Energy signed an agreement governing the purchase of natural uranium derived from highly enriched uranium contained in Russian nuclear weapons. Analysts are still debating how this agreement will affect future uranium prices, but they generally believe that this transaction will remove some of the market uncertainties relating to Russia's uranium stockpiles and should help stabilize market prices. The vanadium market continued to weaken during the quarter. Prices began the year at $5.70 per pound V2O5, falling to $2.80 in December, and continuing to decline to approximately $2.25 per pound by the end of the quarter. Industry analysts do not expect any appreciable price recovery for vanadium through the remainder of the year. The sales value of the Company's ore stockpiles is dependent on these future commodity prices, particularly the spot V205 price, since the stockpiles contain approximately six pounds of vanadium for every one pound of uranium. As a result, the Company elected to write-down the value of its ore stockpiles by $3.46 million as of the end of the fiscal quarter.

The Company is not anticipating the receipt of significant processing revenues during its third fiscal quarter. The Mill will be processing alternate feeds and conventional ores that will result in the production of uranium and vanadium that will be included in inventories at cost. Additionally, the Company has no scheduled sales of uranium during the third quarter. Therefore, the Company is not anticipating a profitable third quarter. The Company will continue its current marketing efforts, as it arranges for future long-term and spot sales of its available inventories.

FINANCIAL REVIEW

The Company had a net loss of $3,788,029 through the six-month period ending March 31, 1999, due in large part to a write-down of $3,460,000 of the value of the Company's uranium/vanadium ore stockpiles. The market price for vanadium had decreased by over 60% since the start of the fiscal year, and the outlook at this time is for vanadium prices to remain relatively flat for the remainder of the year.

Total revenues for the six-month period were $11,544,624. Uranium sales were $7,520,450, while process milling fees relating to the Company's alternate feed activities totaled $4,024,174. These revenues were approximately 50% less than those realized over the same period last year when the Company had uranium sales of $14,542,800 and process milling fees of $8,613,961 for total revenues of $23,156,761.

Through March 31, 1999, 550,000 pounds of uranium were sold compared to 1,050,000 pounds that were sold during the same period last year. However, gross profits from uranium sales in 1999 were $1,103,102, compared to gross profits of $879,234 in 1998. This was attributable to lower purchase prices of material sold in 1999 due to market price declines.

Gross profits from process milling (alternate feed) activities were $865,164 in 1999, compared to $2,304,007 in 1998. The alternate feed run in 1998 was substantially more complex and more fully utilized the Mill facilities during the corresponding period than the 1999 alternate feed activities. This year's alternate feed operations have consisted of the processing of 41,000 tons of FUSRAP material and the commencement of the processing of alternate feeds from another uranium processor. The Company received a processing fee relating to the FUSRAP material; however, will not receive a fee regarding the alternate feed run presently in process. Revenues regarding this run will be entirely recognized as the material produced from this run is sold in subsequent periods. This coupled with corresponding standby and shutdown expenditures have contributed to the Company's decrease in 1999 gross profits from processing activities.

Selling, general and administrative expenses were $2,316,118 through March 31, 1999. This was an increase of $674,964 from 1998 levels due primarily to increases in personnel and outside legal costs relating to the Company's development of the alternate feed business.

When combined with the write-down of the Company's ore stockpiles, the decrease in recognized alternate feed profits along with increases in selling, general and administrative costs resulted in a net loss of $3,788,029 for the current six-month period ending March 31, 1999, compared to a net profit of $1,555,003 for the corresponding period ending March 31, 1998.

Through the second fiscal quarter, the Company provided $1,866,925 of cash from operations compared to $932,090 used in operations during the same period last year. This was due primarily to changes in inventory levels and changes in liabilities for inventory purchases from the corresponding time period last year. Investment in properties, plant and equipment were $1,469,894 in 1999 compared to $2,040,100 in 1998. Mongolia property investment has been reduced to $655,799 for the 1999 period from $1,157,311 in 1998.

During March 1999, in order to provide the Company with more short-term cash flexibility, a $10,000,000 working capital loan agreement was negotiated and executed with Norwest Bank Colorado, N.A. The one-year facility provides for advances based on receivable levels and finished goods inventories. As of March 31, 1999, no advances were outstanding under this new facility, although the Company expects to utilize this facility during the third quarter as it commences the conventional mill run.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
International Uranium Corporation wishes to caution readers that disclosures made in the foregoing Report to Shareholders, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to, volatility and sensitivity to market prices for uranium and vanadium, competition, environmental regulations, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, dependence on a limited number of customers, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks. As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievement.




ON BEHALF OF THE BOARD



Earl E. Hoellen
President and Chief Executive Officer
May 25, 1999

                       INTERNATIONAL URANIUM CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (United States Dollars) (Unaudited)


                                                                         MARCH 31, 1999                  SEPTEMBER 30, 1998
                                                                       ------------------                ------------------
 ASSETS
 Current assets:
 Cash and cash equivalents                                             $        6,198,611                $        6,282,275
 Marketable securities                                                                 --                            11,731
 Trade and other receivables                                                      487,463                         2,979,600
 Inventories                                                                    9,423,840                        11,035,474
 Supplies and prepaid expenses                                                  1,738,571                         1,634,771
 Favorable uranium sales contracts                                                     --                           729,730
                                                                       ------------------                ------------------
                                                                               17,848,485                        22,673,581

 Properties, plant and equipment, net                                          14,086,889                        13,516,937
 Mongolia mineral properties                                                   10,213,107                         9,500,932
 Notes receivable                                                                 203,262                           203,538
 Restricted marketable securities                                               8,104,120                         8,300,375
 Goodwill and other, net                                                          560,377                           575,351
                                                                       ------------------                ------------------
                                                                       $       51,016,240                $       54,770,714
                                                                       ==================                ==================

 LIABILITIES
 Current liabilities:
 Accounts payable and accrued liabilities                              $        2,139,718                $        1,761,841
 Notes payable                                                                     31,769                            37,963
 Deferred revenue                                                                 252,712                           575,611
                                                                       ------------------                ------------------
                                                                                2,424,199                         2,375,415

 Notes payable, net of current portion                                             38,943                            54,172
 Reclamation obligations                                                       13,265,700                        13,265,700
                                                                       ------------------                ------------------
                                                                               15,728,842                        15,695,287
                                                                       ------------------                ------------------

 SHAREHOLDERS' EQUITY
 Share capital                                                                 37,439,402                        37,439,402
 Retained earnings                                                             (2,152,004)                        1,636,025
                                                                       ------------------                ------------------
                                                                               35,287,398                        39,075,427
                                                                       ------------------                ------------------
                                                                       $       51,016,240                $       54,770,714
                                                                       ==================                ==================


On behalf of the Board




Earl E. Hoellen, Director                             Lukas H. Lundin, Director

                       INTERNATIONAL URANIUM CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (United States Dollars) (Unaudited)

                                                                    SIX MONTHS           SIX MONTHS
                                                                    ENDED                ENDED
                                                                    MARCH 31             MARCH 31
                                                                    1999                 1998
                                                                    ------------         -----------
OPERATIONS
 Revenue
   Uranium sales                                                    $  7,520,450         $14,542,800
   Process milling                                                     4,024,174           8,613,961
                                                                    ------------         -----------
     Total revenue                                                    11,544,624          23,156,761
                                                                    ------------         -----------
 Costs and expenses
   Uranium cost of sales                                               6,417,348          13,663,566
   Process milling expenditures                                        3,159,010           6,309,954
   Selling, general and administrative                                 2,316,118           1,641,154
   Depreciation                                                          423,298             183,018
   Write-down of ore stockpiles                                        3,460,000                --
                                                                    ------------         -----------
                                                                      15,775,774          21,797,692
                                                                    ------------         -----------

 Operating income (loss)                                              (4,231,150)          1,359,069

   Net interest and other income                                         443,121             686,990
                                                                    ------------         -----------
 Net income (loss) before taxes                                       (3,788,029)          2,046,059

   Provision for income taxes                                               --               491,056
                                                                    ------------         -----------
 Net income (loss) for the period                                   $ (3,788,029)        $ 1,555,003
                                                                    ============         ===========

 Net income (loss) per common share                                 $      (0.06)        $      0.02
                                                                    ============         ===========

 RETAINED EARNINGS
 Retained earnings, beginning of period                                1,636,025              18,694
   Net income (loss)                                                  (3,788,029)          1,555,003
                                                                    ------------         -----------
 Retained earnings, end of period                                   $ (2,152,004)        $ 1,573,697
                                                                    ============         ===========

                       INTERNATIONAL URANIUM CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                      (United States Dollars) (Unaudited)

                                                                     SIX MONTHS          SIX MONTHS
                                                                     ENDED               ENDED
                                                                     MARCH 31            MARCH 31
                                                                     1999                1998
                                                                     -----------         ------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

 Net income (loss) for the period                                    $(3,788,029)        $  1,555,003
 Items not affecting cash
   Depreciation and amortization                                         423,298              183,018
   Amortization of uranium sales contract purchase cost                  729,730            1,270,270
   Write-down of ore stockpiles                                        3,460,000                 --
   Decrease in deferred revenue                                         (322,899)            (210,185)
                                                                     -----------         ------------
                                                                         502,100            2,798,106

 Changes in non-cash working capital items
   Decrease in marketable securities                                      11,731                7,576
   Decrease (increase) in trade and other receivables                  2,492,138           (1,096,834)
   (Increase) decrease in inventories                                 (1,412,698)           2,006,990
   Increase in supplies and prepaid expenses                            (104,224)            (817,242)
   Decrease in liability for inventory purchases                            --             (5,050,000)
   Increase in other accounts payable and accrued liabilities            377,878            1,369,713
   Decrease in due to related parties                                       --               (150,399)
                                                                     -----------         ------------
   Net cash provided by (used in) operations                           1,866,925             (932,090)
                                                                     -----------         ------------

 INVESTING ACTIVITIES

   Properties, plant and equipment                                    (1,469,894)          (2,040,100)
   Mongolia mineral properties                                          (655,799)          (1,157,311)
   Collection of notes receivable                                            276            3,608,115
   Decrease (increase) in restricted marketable securities               196,255             (212,053)
                                                                     -----------         ------------
   Net cash (used in) provided by investment activities               (1,929,162)             198,651
                                                                     -----------         ------------

 FINANCING ACTIVITIES

   Decrease in notes payable                                             (21,427)              (7,232)
                                                                     -----------         ------------
   Net cash used in financing activities                                 (21,427)              (7,232)
                                                                     -----------         ------------

 Decrease in cash and cash equivalents                                   (83,664)            (740,671)
 Cash and cash equivalents, beginning of period                        6,282,275           13,953,355
                                                                     -----------         ------------
 Cash and cash equivalents, end of period                            $ 6,198,611         $ 13,212,684
                                                                     ===========         ============